

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2015

<u>Via E-mail</u>
Jeff E. Margolis
Vice President, Treasurer, Secretary and Director
Cortex Pharmaceuticals, Inc.
126 Valley Road, Suite C
Glen Rock, New Jersey 07452

> **Re:** **Cortex Pharmaceuticals, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 23, 2015**
> **File No. 001-16467**

Dear Mr. Margolis:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Daniel Greenspan for

                                        Jeffrey P. Riedler
                                        Assistant Director

cc: James M. Fischer
       Drinker Biddle & Reath LLP
       600 Campus Dr.
       Florham Park, NJ 07932-1047